O’Neill Law Group PLLC	435 Martin Street, Suite 1010
Blaine, WA 98230

Stephen F.X. O’Neill*	Telephone: 360-332-3300
Christian I. Cu**	Facsimile: 360-332-2291
Conrad Y. Nest*	E-mail: cic@stockslaw.com

File #4279

July 6, 2006
VIA EDGAR & FEDEX
THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 9
Washington, D.C. 20549-3561

Attention: John D. Reynolds, Assistant Director

Dear Sirs:

RE:	AZTEK VENTURES INC. (the “Company”)
	-	Registration Statement on Form SB-2 filed on April 13, 2006
	-	File Number 333-133295

We write on behalf of Aztek Ventures Inc. in response to your comment letter dated April 28, 2006 regarding the above-referenced Form SB-2 filing (the “Comment Letter”). On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, an amended Registration Statement on Form SB-2/A (as revised, the "Amended Form SB-2"). We enclose with this letter a copy of the Amended Form SB-2, along with a redlined copy reflecting the changes from the previous filing.

In addition to the Amended Form SB-2, we also provide below our responses to the comments made in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended Form SB-2.

COMMENTS

1.

MANY OF THE SELLING SHAREHOLDERS IN YOUR REGISTRATION STATEMENT APPEAR AS SELLING SHAREHOLDERS OR CONTROL PERSONS OF OTHER SIMILAR DEVELOPMENT STAGE COMPANIES THAT HAVE FILED RESALE REGISTRATION STATEMENTS, INCLUDING SUPERIOR NETWORKS INC., TECH NET COMMUNICATIONS INC., IGUANA VENTURES LTD., AND DIGITAL ECOSYSTEMS CORP. ABOUT 26 OF AZTEK’S SELLING SHAREHOLDERS APPEAR AS SELLING SHAREHOLDERS IN ONE OR MORE REGISTRATION STATEMENTS FILED BY THESE COMPANIES. IN ADDITION, SEVERAL SELLING SHAREHOLDERS APPEAR AS SELLING SHAREHOLDERS IN A PENDING REGISTRATION STATEMENT FILED BY CLARON VENTURES INC.

AZTEK’S MANAGEMENT, CURT WHITE AND TERESA RZEPCZYK, WERE SELLING SHAREHOLDERS IN REGISTRATION STATEMENTS FILED BY SUPERIOR NETWORKS (MR. WHITE AND MS. RZEPCZYK), TECH NET COMMUNICATIONS (MS. RZEPCZYK) AND DIGITAL ECOSYSTEMS (MS. RZEPCZYK). RANDY WHITE, THE BROTHER OF AZTEK’S PRESIDENT, AND TWO AZTEK SELLING SHAREHOLDERS, RENOTCKA RZEPCZYK (SISTER OF TERESA RZEPCZYK) AND MARK MCLEAN, WERE CONTROL PERSONS OF SUPERIOR NETWORKS. DIANE TRAVIS, THE CONTROL PERSON OF DIGITAL ECOSYSTEMS, IS AN AZTEK SELLING SHAREHOLDER. ONE OF THE CONTROL PERSONS OF IGUANA VENTURES, VICKI WHITE, APPEARS TO BE RELATED TO AZTEK’S PRESIDENT.

VANCOUVER OFFICE:	O’Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC	2
United States Securities and Exchange Commission
Attention: John D. Reynolds, Assistant Director

APART FROM CLARON VENTURES, WHICH HAS YET TO BECOME EFFECTIVE, ALL OF THE REGISTRANTS NOTED ABOVE ENGAGED IN REVERSE ACQUISITIONS OR REPORTED INTENTIONS TO ACQUIRE OTHER PARTIES SHORTLY FOLLOWING EFFECTIVENESS OF THEIR REGISTRATION STATEMENTS. FOR EXAMPLE, TECH NET COMMUNICATIONS WENT EFFECTIVE ON ITS REGISTRATION STATEMENT IN NOVEMBER 2002 AND CONDUCTED A REVERSE ACQUISITION IN AUGUST 2003. DIGITAL ECOSYSTEMS WENT EFFECTIVE IN FEBRUARY 2005 AND REPORTED A LETTER OF INTENT TO ACQUIRE ANOTHER BUSINESS IN NOVEMBER 2005.

Mr. White had no involvement in any of the companies listed by you other than Superior Networks, Inc. in which he was an insignificant shareholder of 300,000 shares (approximately 4% of the outstanding). He invested in that company because his brother was the president.

Under the laws of the Province of British Columbia, the shares sold in the private stage of a company must be sold in reliance of an exemption from the prospectus and registration requirements of the British Columbia Securities Act. The most commonly available exemption, known as the private issuer exemption, permits sales to persons having a relationship to the directors or officers of the company (i.e. their close personal friends, relatives or business associates). In view of the nature of that exemption, it is not surprising that Mr. White’s company would have some common shareholders with those of his siblings as they have common relatives and family friends. For the same reason, friends and relatives of Ms. Rzepczyk would be common to the various companies in which she was involved. For this reason, the existence of common shareholders is not in itself evidence of any kind of improper motive or intention to do anything other than as stated in the Form SB-2.

In our view, it is not appropriate to make assumptions about the intentions of Mr. White based on prior actions of his siblings. Please note his siblings are not shareholders of the Company.

Mr. White was not aware of the extent to which Ms. Rzepczyk was involved in companies that had engaged in reverse acquisitions shortly following effectiveness. As a result of your comments, he has asked and received the resignation of Ms. Rzepczyk. Ms. Rzepczyk is not a shareholder of the Company. Mr. White had originally asked her to become involved because of her experience in public companies. Mr. White has assured us that he intends to proceed with his business plan as outlined in the Form SB-2 and had no intention of engaging in a reverse acquisition.

It is the policy of our firm to require an officer’s certificate prior to the filing of Form SB-2’s for small mining issuers confirming the accuracy of the information in the Form SB-2, including its Plan of Operation and confirming that it is not a “blank check company” and plans to carry out its business in accordance with the Registration Statement and the Plan of Operations in it. Mr. White has now provided us with an updated certificate confirming his intentions.

In summary, Mr. White has never been an officer, director or control person of any company that has engaged in a reverse merger (and has not even been involved except as an insignificant shareholder in his brother’s company); in view of those facts and in view of the fact that Ms. Rzepczyk is no longer involved, we submit that it is not appropriate to make the disclosure you have requested. Making it would in fact lead to a misleading impression about the Company and Mr. White’s intentions.

a.

PLEASE REVISE YOUR PROSPECTUS TO DISCLOSE THE CONNECTIONS BETWEEN YOUR SELLING SHAREHOLDERS AND CONTROL PERSONS AND OTHER SIMILAR REGISTRANTS FILING RESALE REGISTRATION STATEMENTS WITH THE COMMISSION. PLEASE DISCLOSE THE BUSINESS COMBINATION ACTIVITIES OF THE OTHER REGISTRANTS FOLLOWING EFFECTIVENESS OF THEIR REGISTRATION STATEMENTS.

For the reasons set out above, we feel that it would be inappropriate to provide this disclosure. In any event, most of the relationships drop out with the resignation of Ms. Rzepczyk.

O’Neill Law Group PLLC	3
United States Securities and Exchange Commission
Attention: John D. Reynolds, Assistant Director

b.	PLEASE REVISE YOUR REGISTRATION STATEMENT TO COMPLY WITH RULE 419 AS AZTEK APPEARS TO BE A COMPANY FORMED FOR THE PURPOSE OF ACQUIRING ANOTHER UNIDENTIFIED BUSINESS. GIVEN THE PATTERN INDICATED ABOVE.

There is no evidence whatsoever, other than speculation based on former activities of Ms. Rzepczyk and Mr. White’s siblings, to suggest the Company is a blank check company.

A blank check company is a company that (i) is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (ii) is issuing “penny stock” as defined in Rule 3a51-1 of the United States Securities Exchange Act of 1934.

Please note this company has a specific business plan which is the development of the Ideal Property that the Company has held since September 2002. The Company completed Phase I of the recommended exploration program on the property in early 2006 and is currently in the process of completing Phase II consisting of sampling and geological mapping at an estimated cost of $7,500. Based on the certificates received from Mr. White, the Company has no plans to engage in a merger with an unidentified company or companies.

Based on the above, it is not appropriate to characterize the Company as a “blank check company”.

c.	PLEASE DISCLOSE THE RELATIONSHIPS AMONG THE SELLING SHAREHOLDERS WHO ARE COMMON TO MORE THAN ONE REGISTRATION STATEMENT.

For the reasons set out above, it is not appropriate to provide the disclosure you have suggested.

2.	PLEASE REVISE THE SIGNATURE SECTION TO INCLUDE THE SIGNATURE OF AZTEK’S PRINCIPAL ACCOUNTING OFFICER.

We have revised the Amended Form SB-2 to indicate Mr. White is now the sole officer and is signing as Principal Accounting Officer as well as Chief Executive Officer and Chief Financial Officer.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

“Christian I. Cu”

CHRISTIAN I. CU

CIC/dml

Enclosures

cc:	Aztek Ventures Inc.
Attn: Mr. Curt White, President